FILED BY DAVITA INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: HealthCare Partners Holdings, LLC

DAVITA EXCHANGE ACT FILE NO.: 001-14106

E-mail and Voice-Mail from Bob Margolis to all HealthCare Partners Employees

E-mail Subject Line: Important Announcement

Voice-Mail Opening: Hi, this is Bob Margolis.

This morning, I’m delighted to announce one of the most important milestones in our organization’s history: HealthCare Partners is joining with one of the country’s most respected health care provider companies, DaVita, to form a new organization focused on transforming healthcare in this country by providing integrated solutions for both specialized and comprehensive patient care. The company will be named DaVita HealthCare Partners.

DaVita, a Fortune 500 company, provides kidney care to patients with chronic kidney failure and end stage renal disease in over 1,800 dialysis centers throughout the country and in several countries around the world. Their people share our commitment to quality and physician focused care, delivered cost effectively. We’ve also been extremely impressed with their culture, which is very compatible with our own, and their demonstrated ability to grow in this time of tremendous opportunity. In fact, their mission is to be the provider, partner and employer of choice.

As you’ll see in the press release announcing this integration, the entire HealthCare Partners leadership team, both administrative and clinical, is enthusiastic about this combination and has committed to stay and lead the population health division of the combined company. I look forward to continuing as CEO of this part of the business and joining the DaVita HealthCare Partners Board of Directors as Co-Chairman. While I can only outline the broad features of the transaction in this message, I invite you listen to the upcoming DaVita investor presentation, available through their web site, and look for employee meetings which will be scheduled over the next few days. We have set up an email box, Questions@healthcarepartners.com that you can use to submit questions that you may have about this consolidation. For those of you receiving this message through email, attached is a list of Frequently Asked Questions that will give you more insight into what this will mean for you and your co-workers.

Thanks to all of you for helping build our company into such a special organization. I’m looking forward to joining you in making DaVita HealthCare Partners an even stronger leader in the transformation of the national health care system to higher quality, efficiency and value for our patients.

Talk to you soon.

END

Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, costs related to the agreement of DaVita Inc. (“DaVita”) to acquire HealthCare Partner Holdings, LLC (“HCP”), a California limited liability company, through a merger of Seismic Acquisition LLC, a wholly owned subsidiary of DaVita, with and into HCP (the “Merger”); DaVita’s or HCP’s inability to satisfy the conditions of the Merger; the need for outside financing to pay the cash consideration in the Merger; DaVita’s inability to amend the senior secured credit facilities or obtain the other financing necessary to pay cash consideration in the Merger; and other events and factors disclosed previously and from time to time in DaVita’s filings with the SEC, including DaVita’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and, when filed with the SEC, the Registration Statement on Form S-4 (the “S-4”) to be filed by DaVita in connection with the shares of DaVita common stock to be issued in the Merger. DaVita bases its forward-looking statements on information currently available to it at the time of this release and undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in underlying factors, new information, future events or otherwise.

Additional Information and Where to Find It:

In connection with the Merger, DaVita intends to file with the SEC the S-4 to register the DaVita common stock issuable in the Merger. Investors and security holders are urged to read the S-4 and any other relevant documents to be filed with the SEC because they will contain important information about DaVita and HCP and the proposed transaction. Investors and security holders may obtain a free copy of the S-4 and other documents when filed by DaVita with the SEC at www.sec.gov or www.davita.com.